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Exhibit 99.2

    Annual Audited

    Consolidated

    Financial Statements

(Prepared in accordance with International
Financial Reporting Standards)

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 26, 2021	By	/s/ SEAN BOYD Sean Boyd Vice-Chairman and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

2   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income , equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the Company's internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 26, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and property, plant and mine development impairment
Description of the Matter
At December 31, 2020, the carrying values of goodwill and property, plant and mine development were $407.8 million and $7,325.4 million, respectively. The Company's impairment test with regard to the Canadian Malartic cash generating unit ("CGU") required management to make significant assumptions in determining the recoverable amount, such as gold price, discount rate, and rate of conversion from resources to reserves. The Company discloses significant judgements, estimates and assumptions in respect of impairment in Note 4 to the consolidated financial statements and the results of their analysis in Note 23.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   3

This matter was identified as a critical audit matter in respect of the Canadian Malartic CGU due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount, primarily due to the sensitivity of the underlying key assumptions to the future cash flows and the significant effect changes in these assumptions would have on the recoverable amount.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's impairment and mineralization processes.

We involved our valuation specialist to assist in evaluating the discount rate against current industry and economic trends as well as company-specific risk premiums. We also involved our valuation specialist to compare gold prices against market data, including a range of analyst forecasts. We performed sensitivity analyses over the discount rate and gold price assumptions to assess the impact on the recoverable amount of the Canadian Malartic CGU.

To evaluate the estimates of reserves, resources and exploration potential used in the impairment analysis, we reviewed the economic assumptions used in establishing cut-off grades for reserve and resource estimates. We involved our geology specialist to assist in understanding and evaluating the factors that affected the Company's estimated conversion of mineral resources and exploration potential into reserves.

To test estimates of the fair value of mineralization in excess of the life of mine plan, we involved our valuation specialist to assist in reviewing the valuation methods selected by management for each area of mineralization, which was based on each deposit's characteristics. Where an income approach was employed, we inspected and evaluated management's analysis supporting the anticipated economics, including comparing the deposits to existing operations and involving our specialist.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1983.

Toronto, Canada
March 26, 2021

4   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Agnico Eagle Mines Limited (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes and our report dated March 26, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 26, 2021

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   5

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)

	As at December 31, 2020	As at December 31, 2019

ASSETS

Current assets:

Cash and cash equivalents	$402,527	$321,897

Short-term investments	3,936	6,005

Trade receivables (Notes 5 and 18)	11,867	8,320

Inventories (Note 6)	630,474	580,068

Income taxes recoverable (Note 24)	3,656	2,281

Fair value of derivative financial instruments (Notes 5 and 20)	35,516	4,535

Other current assets (Note 7A)	159,212	179,218

Total current assets	1,247,188	1,102,324

Non-current assets:

Goodwill (Notes 22 and 23)	407,792	407,792

Property, plant and mine development (Notes 8 and 12)	7,325,418	7,003,665

Investments (Notes 5, 9 and 20)	375,103	91,236

Other assets (Note 7B)	259,254	184,868

Total assets	$9,614,755	$8,789,885

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities (Note 10)	$363,801	$345,572

Reclamation provision (Note 11)	15,270	12,455

Interest payable	12,184	16,752

Income taxes payable (Note 24)	102,687	26,166

Lease obligations (Note 12)	20,852	14,693

Current portion of long-term debt (Note 13)	–	360,000

Fair value of derivative financial instruments (Notes 5 and 20)	904	–

Total current liabilities	515,698	775,638

Non-current liabilities:

Long-term debt (Note 13)	1,565,241	1,364,108

Lease obligations (Note 12)	99,423	102,135

Reclamation provision (Note 11)	651,783	427,346

Deferred income and mining tax liabilities (Note 24)	1,036,061	948,142

Other liabilities (Note 14)	63,336	61,002

Total liabilities	3,931,542	3,678,371

EQUITY

Common shares (Note 15):
Outstanding – 243,301,195 common shares issued, less 416,881 shares held in trust	5,751,479	5,589,352

Stock options (Notes 15 and 16)	175,640	180,160

Contributed surplus	37,254	37,254

Deficit	(366,412)	(647,330)

Other reserves (Note 17)	85,252	(47,922)

Total equity	5,683,213	5,111,514

Total liabilities and equity	$9,614,755	$8,789,885

Commitments and contingencies (Note 26)

On behalf of the Board:

Sean Boyd, CPA, CA, Director	Jamie Sokalsky, CPA, CA, Director

See accompanying notes

6   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2020	2019

REVENUES

Revenues from mining operations (Note 18)	$3,138,113	$2,494,892

COSTS, EXPENSES AND OTHER INCOME

Production(i)	1,424,152	1,247,705

Exploration and corporate development	113,492	104,779

Amortization of property, plant and mine development (Note 8)	631,101	546,057

General and administrative	116,288	120,987

Finance costs (Note 13)	95,134	105,082

Gain on derivative financial instruments (Note 20)	(107,873)	(17,124)

Environmental remediation (Note 11)	27,540	2,804

Impairment reversal (Note 23)	–	(345,821)

Foreign currency translation loss	22,480	4,850

Other expenses (income) (Note 21)	48,234	(13,169)

Income before income and mining taxes	767,565	738,742

Income and mining taxes expense (Note 24)	255,958	265,576

Net income for the year	$511,607	$473,166

Net income per share – basic (Note 15)	$2.12	$2.00

Net income per share – diluted (Note 15)	$2.10	$1.99

Cash dividends declared per common share	$0.95	$0.55

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   7

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)

	Year Ended December 31,

	2020	2019

Net income for the year	$511,607	$473,166

Other comprehensive income:

Items that may be subsequently reclassified to net income:

Derivative financial instruments (Note 17)

Cash flow hedge reserve	(12,823)	–

Reclassified from the cash flow hedge reserve to net income	859	–

	(11,964)	–

Items that will not be subsequently reclassified to net income:

Pension benefit obligations:

Remeasurement loss on pension benefit obligations (Note 14)	(2,721)	(4,296)

Income tax impact (Note 24)	812	572

Equity securities (Note 9)

Net change in fair value of equity securities at FVTOCI	157,672	12,238

Income tax impact (Note 24)	(12,534)	–

	143,229	8,514

Other comprehensive income for the year	131,265	8,514

Comprehensive income for the year	$642,872	$481,680

See accompanying notes

8   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity

Balance at January 1, 2019	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	–	–	–	–	473,166	–	473,166

Other comprehensive (loss) income	–	–	–	–	(3,724)	12,238	8,514

Total comprehensive income	–	–	–	–	469,442	12,238	481,680

Transfer of gain on disposal of equity securities at FVTOCI to deficit	–	–	–	–	2,065	(2,065)	–

Transactions with owners:

Shares issued under employee stock option plan (Notes 15 and 16A)	4,214,332	174,885	(34,258)	–	–	–	140,627

Stock options (Notes 15 and 16A)	–	–	16,821	–	–	–	16,821

Shares issued under incentive share purchase plan (Note 16B)	435,420	23,208	–	–	–	–	23,208

Shares issued under dividend reinvestment plan	492,531	24,555	–	–	–	–	24,555

Dividends declared ($0.55 per share)	–	–	–	–	(129,924)	–	(129,924)

Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 15 and 16C,D)	18,155	4,535	–	–	–	–	4,535

Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

Net income	–	–	–	–	511,607	–	511,607

Other comprehensive (loss) income	–	–	–	–	(1,909)	133,174	131,265

Total comprehensive income	–	–	–	–	509,698	133,174	642,872

Transactions with owners:

Shares issued under employee stock option plan (Notes 15 and 16A)	2,170,460	110,928	(20,432)	–	–	–	90,496

Stock options (Notes 15 and 16A)	–	–	15,912	–	–	–	15,912

Shares issued under incentive share purchase plan (Note 16B)	351,086	20,740	–	–	–	–	20,740

Shares issued under dividend reinvestment plan	611,859	38,524	–	–	–	–	38,524

Dividends declared ($0.95 per share)	–	–	–	–	(228,780)	–	(228,780)

Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 15 and 16C,D)	131,874	(8,065)	–	–	–	–	(8,065)

Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   9

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)

	Year Ended December 31,

	2020	2019

OPERATING ACTIVITIES

Net income for the year	$511,607	$473,166

Add (deduct) adjusting items:

Amortization of property, plant and mine development (Note 8)	631,101	546,057

Deferred income and mining taxes (Note 24)	75,756	152,595

Unrealized gain on currency and commodity derivatives (Note 20)	(30,079)	(12,744)

Unrealized gain on warrants (Note 20)	(82,003)	(2,325)

Stock-based compensation (Note 16)	54,486	54,261

Impairment reversal (Note 23)	–	(345,821)

Foreign currency translation loss	22,480	4,850

Other	27,781	(2,746)

Changes in non-cash working capital balances:

Trade receivables	(3,547)	1,735

Income taxes	77,922	22,223

Inventories	(82,949)	(91,436)

Other current assets	198	(2,742)

Accounts payable and accrued liabilities	(5,522)	84,844

Interest payable	(5,177)	(225)

Cash provided by operating activities	1,192,054	881,692

INVESTING ACTIVITIES

Additions to property, plant and mine development (Note 8)	(759,342)	(882,664)

Proceeds from sale of property, plant and mine development (Note 8)	936	3,692

Net sales of short-term investments	2,069	75

Net proceeds from sale of equity securities and other investments (Note 7A)	8,759	43,733

Purchases of equity securities and other investments (Notes 7B and 9)	(45,234)	(33,498)

Payments for financial assets at amortized cost	(16,000)	(5,222)

Cash used in investing activities	(808,812)	(873,884)

FINANCING ACTIVITIES

Proceeds from Credit Facility (Note 13)	1,075,000	220,000

Repayment of Credit Facility (Note 13)	(1,075,000)	(220,000)

Proceeds from Senior Notes issuance (Note 13)	200,000	–

Repayment of Senior Notes (Note 13)	(360,000)	–

Long-term debt financing costs (Note 13)	(1,597)	–

Repayment of lease obligations	(15,870)	(15,451)

Dividends paid	(190,255)	(105,408)

Repurchase of common shares for stock-based compensation plans (Notes 15 and 16C,D)	(39,622)	(24,669)

Proceeds on exercise of stock options (Note 16A)	90,656	140,627

Common shares issued (Note 15)	13,866	15,511

Cash (used in) provided by financing activities	(302,822)	10,610

Effect of exchange rate changes on cash and cash equivalents	210	1,653

Net increase in cash and cash equivalents during the year	80,630	20,071

Cash and cash equivalents, beginning of year	321,897	301,826

Cash and cash equivalents, end of year	$402,527	$321,897

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$95,119	$101,523

Income and mining taxes paid	$110,851	$90,694

See accompanying notes

10   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

1.   CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on March 26, 2021.

2.   BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

  B)
  Basis of Presentation

    Overview

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   11

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through the consolidated statements of income, unless the preliminary fair value of contingent consideration as at the acquisition date is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed retrospectively to the acquisition date.

    Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through the consolidated statements of income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries that are not held by the Company as at the date of acquisition. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

  B)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    revenue and expense items are translated using the average exchange rate during the period.

  C)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

12   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  D)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as financial assets measured at amortized cost, which approximates fair value given the short-term nature of these investments.

  E)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

    The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  F)
  Financial Instruments

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, share purchase warrants, loans receivable accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("FVTOCI"), or fair value through profit or loss ("FVTPL"). All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, short-term investments, loans receivable, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial instruments are recorded at fair value subsequent to initial recognition.

    Equity Securities

    The Company's equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVTOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The realized gain or loss is reclassified from other comprehensive income to the deficit when the asset is de-recognized. The election is made on an investment-by-investment basis.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   13

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecast transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated balance sheets unless there is a legal right to offset and intent to settle on a net basis.

    The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

    Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income (FVTPL).

    The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the consolidated balance sheets.

    Expected Credit Loss Impairment Model

    An assessment of the expected credit loss related to a financial asset is undertaken upon initial recognition and at the end of each reporting period based on the credit quality of the debtor and any changes that impact the risk of impairment.

  G)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

14   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  H)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining Properties

    The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant and mine development.

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2020 range from an estimated 3 to 14 years.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   15

    The following table sets out the useful lives of certain assets:

Useful Life

Buildings	5 to 30 years

Leasehold Improvements	15 years

Software and IT Equipment	1 to 10 years

Furniture and Office Equipment	3 to 5 years

Machinery and Equipment	1 to 30 years

    Mine Development Costs

    Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

    Production stage stripping costs provide a future economic benefit when:

    •
    It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    The Company can identify the component of the ore body for which access has been improved; and

    •
    The costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

16   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

  I)
  Leases

    At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

    •
    The contract involves the use of an explicitly or implicitly identified asset;

    •
    The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

    •
    The Company has the right to direct the use of the asset.

    The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (i.e. the date the underlying asset is available for use).

    Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

    Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

    At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

    After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

    The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   17

    The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets, and leases with variable payment amounts are recognized as an expense in the consolidated statements of income.

  J)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

    Revenue from metal sales prior to the achievement of commercial production is deducted from mine development costs in the consolidated balance sheets and is not included in revenue from mining operations.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    completion of a reasonable period of testing mine plant and equipment;

    •
    ability to produce minerals in saleable form (within specifications); and

    •
    ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  K)
  Impairment and Impairment Reversal of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

    Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the

18   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A recovery is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

  L)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest rate method.

  M)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   19

    to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

  N)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company.

    The Company provides a defined benefit retirement program (the "Retirement Program") for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed more than 10 years as a permanent employee and have attained a minimum age of 57. The Retirement Program is not funded.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings.

    The Company provides three defined benefit retirement plans for certain eligible employees in Mexico (the "Mexico Plans") that provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older. The Mexico Plans are not funded.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects

20   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not subsequently recognized in net income.

  O)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income.

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  P)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income or in the consolidated

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   21

    balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the "Participants") of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

    Performance Share Unit ("PSU") Plan

    The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the PSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

  Q)
  Revenue from Contracts with Customers

    Gold and Silver

    The Company sells gold and silver to customers in the form of bullion and dore bars.

    The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer's metal account, the customer has legal title to,

22   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

    Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Metal Concentrates

    The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

    The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

    The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

    Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

  R)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   23

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  S)
  Net Income Per Share

    Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

    •
    the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

  T)
  Income Taxes

    Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

    Deferred taxes are not recognized in the following circumstances:

    •
    where a deferred tax liability arises from the initial recognition of goodwill;

    •
    where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and

    •
    for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

  U)
  Comparative Figures

    Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2020.

24   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements.

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Uncertainty due to the COVID-19 Pandemic

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   25

levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income.

Mineral Reserve and Mineral Resource Estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company's mining properties. The estimates are based on information compiled by "qualified persons" as defined under the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company's consolidated balance sheets and consolidated statements of income, including:

  •
  The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

  •
  Amortization charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

  •
  Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;

  •
  Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and

  •
  Mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the commercial production stage. The Company considers the factors outlined in Note 3(J) to these consolidated financial statements to make this determination.

26   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company's total assets and as such the amortization of these assets has a significant effect on the Company's consolidated financial statements. Amortization is charged according to the pattern in which an asset's future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset's useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Leases

The Company applies judgment to determine the lease term for certain lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease obligations and right-of-use assets recognized.

Development Stage Expenditures

The application of the Company's accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined.

Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

  •
  The level of geological certainty of the mineral deposit;

  •
  Life of mine plans or economic models to support the economic extraction of reserves and mineral resources;

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   27

  •
  A preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;

  •
  Reasonable expectations that operating permits will be obtained; and

  •
  Approval by the Board of development of the project.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. to each acquire 50.0% of the shares of Osisko (now CMC) under the principles of IFRS 11 – Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  The joint operators are required to purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and

  •
  If the selling price drops below cost, the joint operators are required to cover any obligations the Partnership cannot satisfy.

5.   FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

28   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2020 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$11,867	$–	$11,867

Equity securities (FVTOCI)	255,316	27,040	–	282,356

Fair value of derivative financial instruments	–	128,263	–	128,263

Total financial assets	$255,316	$167,170	$–	$422,486

Financial liabilities:

Fair value of derivative financial instruments	$–	$904	$–	$904

Total financial liabilities	$–	$904	$–	$904

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2019 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$8,320	$–	$8,320

Equity securities (FVTOCI)	69,967	16,285	–	86,252

Other securities (FVTPL)	9,119	–	–	9,119

Fair value of derivative financial instruments	–	9,519	–	9,519

Total financial assets	$79,086	$34,124	$–	$113,210

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   29

Equity and Other Securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments (below) and presented as part of investments in the consolidated balance sheets.

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2020 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2020, the Company's long-term debt had a fair value of $1,824.3 million (2019 – $1,878.9 million). See Note 13.

Lease obligations are recorded on the consolidated balance sheets at December 31, 2020 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at December 31, 2020.

6.   INVENTORIES

	As at December 31, 2020	As at December 31, 2019

Ore in stockpiles and on leach pads	$80,722	$82,192

Concentrates and dore bars	111,100	124,225

Supplies	438,652	373,651

Total current inventories	$630,474	$580,068

Non-current ore in stockpiles and on leach pads (Note 7B)(i)	198,044	145,675

Total inventories	$828,518	$725,743

Note:

(i)
The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item in the consolidated balance sheets.

During the year ended December 31, 2020, a charge of $23.5 million (2019 – $13.2 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

30   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

7.   OTHER ASSETS

  A)
  Other Current Assets
	As at December 31, 2020	As at December 31, 2019

Federal, provincial and other sales taxes receivable	$67,666	$78,841

Prepaid expenses	72,502	70,986

Financial asset at FVTPL(i)	–	9,119

Other	19,044	20,272

Total other current assets	$159,212	$179,218

Note:

(i)
During the year ended December 31, 2020, the Company sold its remaining financial asset classified as FVTPL. A realized loss on disposition of the asset of $0.2 million was recognized in the other expenses (income) line item in the consolidated statements of income during the year ended December 31, 2020.

B)
Other Assets
	As at December 31, 2020	As at December 31, 2019

Non-current ore in stockpiles and on leach pads	$198,044	$145,675

Non-current prepaid expenses	26,945	18,035

Non-current loan receivable – Orla	21,247	4,551

Non-current other receivables	8,238	14,367

Other	4,780	2,240

Total other assets	$259,254	$184,868

On December 18, 2019, the Company entered into a loan agreement with Orla Mining Ltd. ("Orla") and a group of lenders to provide Orla with a five year credit facility in the principal amount of $125.0 million, to bear interest at 8.8% per annum payable quarterly, maturing on December 18, 2024 and collateralized by certain mining assets of Orla. The Company's aggregate financing commitment under the loan agreement is $40.0 million, of which $16.0 million was advanced in the year ended December 31, 2020 (2019 – $8.0 million). The remaining $16.0 million of the financing commitment is available to be drawn by Orla upon satisfaction of certain conditions precedent. In consideration for the funding commitment, the Company was issued 10,400,000 share purchase warrants of Orla, exercisable at a share price of C$3.00 per Orla common share at any time prior to December 18, 2026. The loan is accounted for at amortized cost using the effective interest rate method; the warrants are accounted for at FVTPL and included in the investments line item in the consolidated balance sheets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   31

8. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Total

As at December 31, 2018	$1,775,063	$1,984,867	$2,474,372	$6,234,302

Additions	63,305	314,469	635,030	1,012,804

Impairment reversal (Note 23)	172,484	–	173,337	345,821

Disposals	(937)	(19,434)	–	(20,371)

Amortization	(152,160)	(300,027)	(116,704)	(568,891)

Transfers between categories	150,796	1,207,920	(1,358,716)	–

As at December 31, 2019	$2,008,551	$3,187,795	$1,807,319	$7,003,665

Additions	204,239	285,083	498,624	987,946

Disposals	–	(15,248)	–	(15,248)

Amortization	(180,007)	(348,993)	(121,945)	(650,945)

Transfers between categories	126,630	117,062	(243,692)	–

As at December 31, 2020	$2,159,413	$3,225,699	$1,940,306	$7,325,418

As at December 31, 2019

Cost	$3,348,912	$6,182,372	$2,540,534	$12,071,818

Accumulated amortization and impairments	(1,340,361)	(2,994,577)	(733,215)	(5,068,153)

Carrying value – December 31, 2019	$2,008,551	$3,187,795	$1,807,319	$7,003,665

As at December 31, 2020

Cost	$3,680,992	$6,528,830	$2,798,411	$13,008,233

Accumulated amortization and impairments	(1,521,579)	(3,303,131)	(858,105)	(5,682,815)

Carrying value – December 31, 2020	$2,159,413	$3,225,699	$1,940,306	$7,325,418

During the year ended December 31, 2020, net additions to Plant and Equipment included $9.7 million of right-of-use assets for lease arrangements entered into during the year (2019 – $46.8 million).

As at December 31, 2020, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development was $387.6 million (2019 – $244.9 million).

During the year ended December 31, 2020, the Company produced and sold pre-commercial production ounces of gold from the Barnat deposit at the Canadian Malartic mine, the Tiriganiaq open pit deposit at the Meliadine mine, and the IVR deposit at the Meadowbank Complex. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the year ended December 31, 2020, the Company earned $59.2 million of pre-commercial production revenue (2019 – $91.1 million).

32   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, the Company disposed of property, plant and mine development with a carrying value of $15.2 million (2019 – $20.4 million). The net loss on disposal of $14.2 million (2019 – $11.9 million) was recorded in the other expenses (income) line item in the consolidated statements of income.

Geographic Information:

	As at December 31, 2020	As at December 31, 2019

Canada	$5,166,239	$5,000,544

Finland	1,428,331	1,205,935

Sweden	13,812	13,812

Mexico	714,576	780,877

United States	2,460	2,497

Total property, plant and mine development	$7,325,418	$7,003,665

9.   INVESTMENTS

	As at December 31, 2020	As at December 31, 2019

Equity securities	$282,356	$86,252

Share purchase warrants	92,747	4,984

Total investments	$375,103	$91,236

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   33

The following table sets out details of the Company's investments:

	As at December 31, 2020

	Equity securities	Share purchase warrants	Total investments

Orla Mining Ltd.	$113,460	$47,329	$160,789

Rupert Resources Ltd.	65,461	39,280	104,741

White Gold Corp.	13,419	–	13,419

Royal Road Minerals Ltd.	12,801	–	12,801

Other(i)	77,215	6,138	83,353

Total investments	$282,356	$92,747	$375,103

	As at December 31, 2019

	Equity securities	Share purchase warrants	Total investments

Orla Mining Ltd.	$27,125	$4,399	$31,524

White Gold Corp.	18,735	–	18,735

Other(i)	40,392	585	40,977

Total investments	$86,252	$4,984	$91,236

Note:

(i)
The balance is comprised of 17 (2019 – 16) investments that are each individually immaterial.

Disposal of Equity Securities

There were no disposals of equity securities in the year ended December 31, 2020. During the year ended December 31, 2019, the Company sold its interest in certain equity securities as they no longer fit its investment strategy. The fair value at the time of sale was $7.8 million and the Company recognized a cumulative net gain on disposal of $2.1 million which was transferred from other reserves to deficit in the consolidated balance sheets.

34   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2020	As at December 31, 2019

Trade payables	$167,127	$158,317

Wages payable	58,068	51,588

Accrued liabilities	95,860	102,957

Other liabilities	42,746	32,710

Total accounts payable and accrued liabilities	$363,801	$345,572

In 2020 and 2019, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings and other payroll taxes.

11. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2020 ranged between -0.10% and 0.92% (2019 – between 0.75% and 1.86%).

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations. The settlement of the obligation is estimated to occur through to 2063.

	As at December 31, 2020	As at December 31, 2019

Asset retirement obligations – long-term, beginning of year	$419,417	$371,132

Asset retirement obligations – current, beginning of year	9,377	3,856

Current year additions and changes in estimate, net	198,843	36,032

Current year accretion	3,502	5,791

Liabilities settled	(1,892)	(3,839)

Foreign exchange revaluation	17,721	15,822

Reclassification from long-term to current, end of year	(11,320)	(9,377)

Asset retirement obligations – long-term, end of year	$635,648	$419,417

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   35

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2031.

	As at December 31, 2020	As at December 31, 2019

Environmental remediation liability – long-term, beginning of year	$7,929	$9,615

Environmental remediation liability – current, beginning of year	3,078	1,555

Current year additions and changes in estimate, net	10,480	2,600

Liabilities settled	(1,539)	(3,269)

Foreign exchange revaluation	137	506

Reclassification from long-term to current, end of year	(3,950)	(3,078)

Environmental remediation liability – long-term, end of year	$16,135	$7,929

12. LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the consolidated statements of income.

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

	As at December 31, 2020	As at December 31, 2019

Balance, beginning of year	$117,581	$83,743

Additions and modifications, net of disposals	9,688	46,822

Amortization	(14,554)	(12,984)

Balance, end of year	$112,715	$117,581

36   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the lease obligations included in the consolidated balance sheets:

	As at December 31, 2020	As at December 31, 2019

Current	$20,852	$14,693

Non-current	99,423	102,135

Total lease obligations	$120,275	$116,828

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for these leases.

	As at December 31, 2020	As at December 31, 2019

Within 1 year	$20,464	$16,641

Between 1 – 3 years	28,090	31,220

Between 3 – 5 years	17,846	19,189

Thereafter	57,301	62,587

Total undiscounted lease obligations	$123,701	$129,637

The Company recognized the following amounts in the consolidated statements of income with respect to leases:

	Year Ended December 31,

	2020	2019

Amortization of right-of-use assets	$14,554	$12,984

Interest expense on lease obligations	$1,997	$1,909

Variable lease payments not included in the measurement of lease obligations	$117,317	$106,909

Expenses relating to short-term leases	$4,926	$3,595

Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$792	$1,071

During the year ended December 31, 2020, the Company recognized $221.9 million (2019 – $215.7 million) in the consolidated statements of cash flows with respect to leases.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   37

13. LONG-TERM DEBT

	As at December 31, 2020	As at December 31, 2019

Credit Facility(i)(ii)	$(2,768)	$(4,238)

2020 Notes(i)(iii)	198,505	–

2018 Notes(i)(iii)	348,145	347,974

2017 Notes(i)(iii)	298,454	298,238

2016 Notes(i)(iii)	348,790	348,527

2015 Note(i)(iii)	49,690	49,625

2012 Notes(i)(iii)	199,575	199,404

2010 Notes(i)(iii)	124,850	484,578

Total debt	$1,565,241	$1,724,108

Less: current portion	–	360,000

Total long-term debt	$1,565,241	$1,364,108

Notes:

(i)
Inclusive of unamortized deferred financing costs.

(ii)
There were no amounts outstanding under the Credit Facility (as defined below) as at December 31, 2020 and December 31, 2019. The December 31, 2020 and December 31, 2019 balances relate to deferred financing costs which are being amortized on a straight-line basis until the maturity date of June 22, 2023.

(iii)
The terms 2020 Notes, 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

Scheduled Debt Principal Repayments

	2021	2022	2023	2024	2025	Thereafter	Total

2020 Notes	$–	$–	$–	$–	$–	$200,000	$200,000

2018 Notes	–	–	–	–	–	350,000	350,000

2017 Notes	–	–	–	–	40,000	260,000	300,000

2016 Notes	–	–	100,000	–	–	250,000	350,000

2015 Note	–	–	–	–	50,000	–	50,000

2012 Notes	–	100,000	–	100,000	–	–	200,000

2010 Notes	–	125,000	–	–	–	–	125,000

Total	$–	$225,000	$100,000	$100,000	$90,000	$1,060,000	$1,575,000

38   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit Facility

On December 14, 2018, the Company amended its $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") to, among other things, extend the maturity date from June 22, 2022 to June 22, 2023 and amend pricing terms.

As at December 31, 2020 and December 31, 2019, no amounts were outstanding under the Credit Facility. As at December 31, 2020, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2019 – $1.2 billion). Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as at December 31, 2020 (2019 – nil). During the year ended December 31, 2020, Credit Facility drawdowns totaled $1,075.0 million and repayments totaled $1,075.0 million. During the year ended December 31, 2019, Credit Facility drawdowns totaled $220.0 million and repayments totaled $220.0 million.

The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.20% to 1.75%, through LIBOR advances, bankers' acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.20% to 2.25% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.80% to 1.50%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.24% to 0.45% of the undrawn portion of the facility. In each case, the applicable margin or standby fees vary depending on the Company's credit rating or the Company's total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio.

2020 Notes

On April 9, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes") with a weighted average maturity of 11 years and a weighted average yield of 2.83%.

The following table sets out details of the individual series of the 2020 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	2.78%	4/7/2030

Series B	100,000	2.88%	4/7/2032

Total	$200,000

2018 Notes

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes")

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$45,000	4.38%	4/5/2028

Series B	55,000	4.48%	4/5/2030

Series C	250,000	4.63%	4/5/2033

Total	$350,000

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   39

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes").

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$40,000	4.42%	6/29/2025

Series B	100,000	4.64%	6/29/2027

Series C	150,000	4.74%	6/29/2029

Series D	10,000	4.89%	6/29/2032

Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes").

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.54%	6/30/2023

Series B	200,000	4.84%	6/30/2026

Series C	50,000	4.94%	6/30/2028

Total	$350,000

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes").

40   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

Total	$200,000

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes" and, together with the 2020 Notes, the 2018 Notes, the 2017 Notes, the 2016 Notes, the 2015 Note and the 2012 Notes, the "Notes").

On April 7, 2020 the Company repaid $360.0 million of the 2010 Series B 6.67% Notes at maturity.

As at December 31, 2020, $125.0 million of the 2010 Series C 6.77% Notes remained outstanding with a maturity date of April 7, 2022.

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility and the Notes are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the "Note Purchase Agreements") contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and the Note Purchase Agreements (other than the 2018 and 2020 Notes) require the Company to maintain a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements throughout the years-ended and as at December 31, 2020 and 2019.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   41

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

13. LONG-TERM DEBT (Continued)

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,

	2020	2019

Interest on Notes	$77,739	$91,147

Stand-by fees on credit facilities	5,107	5,862

Amortization of credit facilities financing and note issuance costs	3,594	2,800

Interest on Credit Facility	5,304	1,270

Accretion expense on reclamation provisions	3,502	5,715

Interest on lease obligations, other interest and penalties	2,684	2,336

Interest capitalized to assets under construction	(2,796)	(4,048)

Total finance costs	$95,134	$105,082

Total borrowing costs capitalized to assets under construction during the year ended December 31, 2020 were at a capitalization rate of 1.18% (2019 – 1.31%).

14. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2020	As at December 31, 2019

Pension benefit obligations	$49,822	$40,490

Other	13,514	20,512

Total other liabilities	$63,336	$61,002

Defined Benefit Obligations

The Company provides the Executives Plan for certain current and former senior officers and the Retirement Program for eligible employees in Canada, and the Mexico Plans for eligible employees in Mexico, which are considered defined benefit plans under IAS 19 – Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2020. The plans operate under similar regulatory frameworks and generally face similar risks.

The Executives Plan pension formula is based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan.

42   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company provides a Retirement Program for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed at least 10 years of service as a permanent employee and are 57 years of age or older. The Retirement Program is not funded.

The Mexico Plans provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older. The Mexico Plans are not funded.

The funded status of the Company's defined benefit obligations for 2020 and 2019, is as follows:

	Year Ended December 31,

	2020	2019

Reconciliation of plan assets:

Plan assets, beginning of year	$2,594	$2,363

Employer contributions	2,800	862

Benefit payments	(2,570)	(643)

Administrative expenses	(115)	(109)

Interest on assets	77	93

Net return on assets excluding interest	(77)	(93)

Effect of exchange rate changes	59	121

Plan assets, end of year	$2,768	$2,594

Reconciliation of defined benefit obligation:

Defined benefit obligation, beginning of year	$29,336	$23,032

Current service cost	12,827	1,020

Benefit payments	(2,570)	(672)

Interest cost	809	889

Actuarial losses arising from changes in economic assumptions	1,861	1,989

Actuarial losses arising from changes in demographic assumptions	882	2,033

Actuarial gains arising from Plan experience	(321)	(251)

Effect of exchange rate changes	1,281	1,296

Defined benefit obligation, end of year	44,105	29,336

Net defined benefit liability, end of year	$41,337	$26,742

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   43

The components of Agnico Eagle's pension expense recognized in the consolidated statements of net income relating to the defined benefit plans are as follows:

	Year Ended December 31,

	2020	2019

Current service cost	$12,827	$1,020

Administrative expenses	115	109

Interest cost on defined benefit obligation	809	889

Interest on assets	(77)	(93)

Pension expense	$13,674	$1,925

The remeasurements of the net defined benefit liability recognized in other comprehensive income relating to the Company's defined benefit plans are as follows:

	Year Ended December 31,

	2020	2019

Actuarial losses relating to the defined benefit obligation	$2,584	$3,771

Net return on assets excluding interest	77	93

Total remeasurements of the net defined benefit liability	$2,661	$3,864

In 2021, the Company expects to make contributions of $1.9 million and benefit payments of $3.7 million, in aggregate, related to the defined benefit plans. The weighted average duration of the Company's defined benefit obligation in Canada is 14.4 years at December 31, 2020 (2019 – 12.4 years). The weighted average duration of the Company's defined benefit obligation for the Mexico Plans is 3.7 years at December 31, 2020.

The following table sets out significant assumptions used in measuring the Company's Executives Plan defined benefit obligations:

	As at December 31, 2020	As at December 31, 2019

Assumptions:

Discount rate – beginning of year	3.0%	3.8%

Discount rate – end of year	2.5%	3.0%

44   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out significant assumptions used in measuring the Company's Retirement Program defined benefit obligations:

	As at December 31, 2020	As at December 31, 2019

Assumptions:

Discount rate – beginning of year	2.8%	3.5%

Discount rate – end of year	1.8%	2.8%

Range of mine closure dates	2026 – 2032	2026 – 2032

Termination of employment per annum	2.0% – 10.0%	0.5% – 3.3%

Other significant actuarial assumptions used in measuring the Company's Retirement Program defined benefit obligations as at December 31, 2020 and December 31, 2019 include assumptions of the expected retirement age of participants.

The following table sets out significant assumptions used in measuring the Company's defined benefit obligations for the Mexico Plans:

As at December 31, 2020

Assumptions:

Discount rate	5.5%

Range of mine closure dates	2023 – 2026

The following table sets out the effect of changes in significant actuarial assumptions on the Company's defined benefit obligations:

As at December 31, 2020

Change in assumption:

0.5% increase in discount rate	$(1,764)

0.5% decrease in discount rate	$1,915

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Company's defined benefit obligations as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   45

Other Plans

In addition to its defined benefit pension plans, the Company maintains two defined contribution plans – the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2020, $13.6 million (2019 – $13.3 million) was contributed to the Basic Plan, $0.3 million of which related to contributions for key management personnel (2019 – $0.2 million). The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive's earnings for the year (including salary and short-term bonus). In 2020, the Company made $1.3 million (2019 – $1.5 million) in notional contributions to the Supplemental Plan, $1.2 million (2019 – $1.0 million) of which related to contributions for key management personnel. The Company's liability related to the Supplemental Plan is $11.5 million at December 31, 2020 (2019 – $11.5 million). At retirement date, the notional account balance is converted to a pension payable in five annual installments.

15. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2020, Agnico Eagle's issued common shares totaled 243,301,195 (December 31, 2019 – 240,167,790), of which 416,881 common shares are held in trusts as described below (2019 – 548,755).

The common shares held in trusts relate to the Company's RSU plan, PSU plan and a Long Term Incentive Plan ("LTIP") for certain employees of the Partnership and CMC. The trusts have been evaluated under IFRS 10 – Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2020 were exercised:

Common shares outstanding at December 31, 2020	242,884,314

Employee stock options	3,421,404

Common shares held in trusts in connection with the RSU plan (Note 16C), PSU plan (Note 16D) and LTIP	416,881

Total	246,722,599

46   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,

	2020	2019

Net income for the year	$511,607	$473,166

Weighted average number of common shares outstanding – basic (in thousands)	241,508	236,934

Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	695	805

Add: Dilutive impact of employee stock options	869	491

Weighted average number of common shares outstanding – diluted (in thousands)	243,072	238,230

Net income per share – basic	$2.12	$2.00

Net income per share – diluted	$2.10	$1.99

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

For the year ended December 31, 2020, nil (2019 – 3,750) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

16. STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2018, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 35,700,000 common shares.

    Of the 1,583,150 stock options granted under the ESOP in 2020, 395,164 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2025, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 2,118,850 stock options granted under the ESOP in 2019, 527,975 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2024, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   47

    The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Number of Stock Options		Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price

Outstanding, beginning of year	4,122,300	C$	54.86	6,361,265	C$	47.65

Granted	1,583,150		80.04	2,118,850		55.10

Exercised	(2,170,460)		56.33	(4,214,332)		44.05

Forfeited	(113,586)		63.88	(143,093)		56.47

Expired	–		–	(390)		28.03

Outstanding, end of year	3,421,404	C$	65.27	4,122,300	C$	54.86

Options exercisable, end of year	852,588	C$	60.61	1,195,730	C$	51.39

    The average share price of Agnico Eagle's common shares during the year ended December 31, 2020 was C$87.92 (2019 – C$66.49).

    The weighted average grant date fair value of stock options granted in 2020 was C$13.68 (2019 – C$10.44). The following table sets out information about Agnico Eagle's stock options outstanding and exercisable as at December 31, 2020:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price

C$36.37 – C$58.04	2,113,592	2.45 years	C$	56.13	699,588	1.98 years	C$	56.35

C$79.98 – C$84.12	1,307,812	4.01 years		80.05	153,000	4.02 years		80.13

C$36.37 – C$84.12	3,421,404	3.05 years	C$	65.27	852,588	2.35 years	C$	60.61

    The Company has reserved for issuance 3,421,404 common shares in the event that these stock options are exercised.

    The number of common shares available for the grant of stock options under the ESOP as at December 31, 2020 was 3,602,050.

48   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,

	2020	2019

Risk-free interest rate	1.90%	2.23%

Expected life of stock options (in years)	2.4	2.4

Expected volatility of Agnico Eagle's share price	27.5%	30.0%

Expected dividend yield	1.2%	1.2%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    Compensation expense related to the ESOP amounted to $15.9 million for the year ended December 31, 2020 (2019 – $16.8 million). Of the total compensation expense for the ESOP, nil was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in the year ended December 31, 2020 (2019 – $0.7 million).

    Subsequent to the year ended December 31, 2020, 1,590,750 stock options were granted under the ESOP, of which 397,688 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2026, vest in equal installments on each anniversary date of the grant over a three-year period.

  B)
  Incentive Share Purchase Plan ("ISPP")

    On June 26, 1997, the Company's shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle's common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

    Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2020 related to the ISPP was $6.9 million (2019 – $7.7 million).

    In 2020, 351,086 common shares were subscribed for under the ISPP (2019 – 435,420) for a value of $20.7 million (2019 – $23.2 million). In May 2019, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 8,100,000 from 7,100,000. As at December 31, 2020, Agnico Eagle has reserved for issuance 870,369 common shares (2019 – 1,221,455) under the ISPP.

  C)
  Restricted Share Unit ("RSU") Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   49

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

    In 2020, 307,732 (2019 – 409,100) RSUs were granted with a grant date fair value of $60.80 (2019 – $40.41). In 2020, the Company funded the RSU plan by transferring $18.7 million (2019 – $16.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the RSU plan was $21.7 million in 2020 (2019 – $17.9 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item in the consolidated statements of income.

    Subsequent to the year ended December 31, 2020, 317,114 RSUs were granted under the RSU plan.

  D)
  Performance Share Unit ("PSU") Plan

    Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

    In 2020, 170,500 (2019 – 196,500) PSUs were granted with a grant date fair value of $74.55 (2019 – $47.43). The Company funded the PSU plan by transferring $10.4 million (2019 – $8.0 million) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding. In 2020, the Company purchased an additional 159,610 shares to fulfill the payout of its 2018 and 2017 PSU grants. The Company funded the purchase by transferring $10.2 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchases were treated as treasury transactions and recognized directly in equity.

    Compensation expense related to the PSU plan was $12.5 million in 2020 (2019 – $12.0 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item in the consolidated statements of income.

    Subsequent to the year ended December 31, 2020, 148,500 PSUs were granted under the PSU plan.

50   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. OTHER RESERVES

The following table sets out the movements in other reserves during the years ended December 31, 2020 and 2019:

	Equity securities reserve	Cash flow hedge reserve	Total

Balance at December 31, 2018	$(58,095)	$–	$(58,095)

Net change in fair value	12,238	–	12,238

Transfer of gain on disposal of equity securities at FVTOCI to deficit	(2,065)	–	(2,065)

Balance at December 31, 2019	$(47,922)	$–	$(47,922)

Net change in cash flow hedge reserve	–	(11,964)	(11,964)

Net change in fair value of equity securities at FVTOCI	145,138	–	145,138

Balance at December 31, 2020	$97,216	$(11,964)	$85,252

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the consolidated statements of income.

18. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

During the year ended December 31, 2020, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 84.3% of revenues from mining operations in the Northern and Southern business units. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   51

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

18. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES (Continued)

The following table sets out sales to individual customers that exceeded 10.0% of revenues from mining operations:

	Year Ended December 31,

	2020	2019

Customer 1	$799,405	$600,171

Customer 2	798,698	504,763

Customer 3	628,940	344,534

Customer 4	419,499	335,755

Customer 5	–	329,804

Total sales to customers exceeding 10.0% of revenues from mining operations	$2,646,542	$2,115,027

Percentage of total revenues from mining operations	84.3%	84.8%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2020, the Company had $11.9 million (2019 – $8.3 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income:

	Year Ended December 31,

	2020	2019

Revenue from contracts with customers	$3,137,795	$2,496,878

Provisional pricing adjustments on concentrate sales	318	(1,986)

Total revenues from mining operations	$3,138,113	$2,494,892

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,

	2020	2019

Revenues from contracts with customers:

Gold	$3,047,019	$2,392,739

Silver	73,904	73,297

Zinc	2,312	18,128

Copper	14,560	12,714

Total revenues from contracts with customers	$3,137,795	$2,496,878

52   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In 2020, precious metals (gold and silver) accounted for 99.5% of Agnico Eagle's revenues from mining operations (2019 – 98.9%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

19. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company's financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

  A)
  Market Risk

    Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

    i.
    Interest Rate Risk

      Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations that have floating interest rates.

      There is no impact on income before income and mining taxes or equity of a 1.0% increase or decrease in interest rates, based in financial instruments in place as at December 31, 2020.

    ii.
    Commodity Price Risk

    a.
    Metal Prices

        Agnico Eagle's revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

        In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company's policy does not allow speculative trading. As at December 31, 2020, there were no metal derivative positions.

      b.
      Fuel

        To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 20 for further details on the Company's derivative financial instruments).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   53

    iii.
    Foreign Currency Risk

      The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (see Note 20 for further details on the Company's derivative financial instruments).

      The following table sets out the translation impact, based on financial instruments in place as at December 31, 2020, on income before income and mining taxes and equity for the year ended December 31, 2020 of a 10.0% change in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant.

	Positive (negative) impact on Income Before Income and Mining Taxes and Equity

	10.0% Strengthening of the US Dollar	10.0% Weakening of the US Dollar

Canadian dollar	$27,855	$(27,855)

Euro	$15,659	$(15,659)

Mexican peso	$27,452	$(27,452)

  B)
  Credit Risk

    Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and certain derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The loan receivable extended to Orla is collateralized by pledged assets which

54   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    mitigates the level of credit risk. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2020	As at December 31, 2019

Cash and cash equivalents	$402,527	$321,897

Short-term investments	3,936	6,005

Trade receivables	11,867	8,320

Derivative financial instrument assets	35,516	4,535

Loan receivable – Orla	21,247	4,551

Total	$475,093	$345,308

  C)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 12 and contractual maturities relating to long-term debt are set out in Note 13. Other financial liabilities have maturities within one year of December 31, 2020.

  D)
  Capital Risk Management

    The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

    Agnico Eagle's capital structure comprises a mix of lease financing, long-term debt, and total equity as follows:

	As at December 31, 2020	As at December 31, 2019

Lease obligations	$120,275	$116,828

Long-term debt	1,565,241	1,724,108

Total equity	5,683,213	5,111,514

Total	$7,368,729	$6,952,450

    The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   55

    See Note 13 for details related to Agnico Eagle's compliance with its long-term debt covenants.

  E)
  Changes in liabilities arising from financing activities
	As at December 31, 2019	Changes from Financing Cash Flows	Foreign Exchange	Other(i)	As at December 31, 2020

Long-term debt	$1,724,108	(161,597)	–	2,730	$1,565,241

Lease obligations	116,828	(15,870)	9,628	9,689	120,275

Total liabilities from financing activities	$1,840,936	(177,467)	9,628	12,419	$1,685,516

    Note:

(i)
Includes the amortization of deferred financing costs on long-term debt reflected in finance costs and lease obligation additions.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2020, the Company had outstanding derivative contracts related to $1,188.0 million of 2021 and 2022 expenditures (December 31, 2019 – $252.0 million). The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2020 and 2019 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at December 31, 2020 or December 31, 2019. The call option premiums were recognized in the gain on derivative financial instruments line item in the consolidated statements of income.

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations' diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at December 31, 2020 relating to 24.0 million gallons of heating oil (December 31, 2019 – 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

56   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

Share Purchase Warrants

The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company's core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. For the year ended December 31, 2020, the unrealized gain on warrants is primarily attributable to the increase in the share prices of Orla and Rupert Resources Ltd.

The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item in the consolidated statements of income.

	Year Ended December 31,

	2020	2019

Premiums realized on written foreign exchange call options	$(1,779)	$(1,693)

Realized loss on warrants	–	88

Unrealized gain on warrants	(82,003)	(2,325)

Realized loss (gain) on currency and commodity derivatives	5,988	(450)

Unrealized gain on currency and commodity derivatives	(30,079)	(12,744)

Gain on derivative financial instruments	$(107,873)	$(17,124)

Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the consolidated statements of income and through the unrealized gain on warrants and the unrealized gain on currency and commodity derivatives line items of the consolidated statements of cash flows.

21. OTHER EXPENSES (INCOME)

The following table sets out amounts recognized in the other expenses (income) line item in the consolidated statements of income:

	Year Ended December 31,

	2020	2019

Loss on disposal of property, plant and mine development (Note 8)	$14,182	$11,907

Interest income	(4,867)	(6,688)

Temporary suspension and other costs due to COVID-19	33,540	–

Other	5,379	(18,388)

Total other expenses (income)	$48,234	$(13,169)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   57

In response to an order by the Government of Quebec, issued on March 23, 2020 (the "Quebec Order"), to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its mining and exploration activities in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines and exploration activities). Each of these sites and properties remained on temporary suspension until April 15, 2020, and minimal work took place during that time. The Company also temporarily reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec, until June 2020.

On April 2, 2020, the Government of Mexico issued a decree (the "Decree") relating to the COVID-19 pandemic requiring that all non-essential businesses suspend operations. In response to the Decree mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations were suspended by the Company until May 18, 2020, with the exception of heap leaching activities at the Creston Mascota and La India mines.

Following the period of temporary suspension or reduced operations in Canada and Mexico, activities were sustained at or near normal levels throughout the remainder of 2020.

Temporary suspension and other costs due to the COVID-19 pandemic include primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19, primarily in Nunavut.

All other costs incurred during the period of temporary suspension or reduced operations such as payroll costs associated with employees working remotely and performing their regular duties as well as direct and incremental costs of $7.2 million incurred to maintain the safety of employees and communities and adhere to the enhanced hygiene measures were recognized in the production, exploration and corporate development, and general and administrative line items in the consolidated statements of income.

22. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, LaRonde Zone 5 mine, Lapa mine, Goldex mine, Meadowbank Complex, Meliadine mine, Canadian Malartic joint operation and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota mine and La India mine

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

58   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2020

22. SEGMENTED INFORMATION (Continued)

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

	Year Ended December 31, 2020

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)

Northern Business:

LaRonde mine	$543,864	$(169,824)	$–	$374,040

LaRonde Zone 5 mine	111,244	(47,899)	–	63,345

Goldex mine	227,181	(82,654)	–	144,527

Meadowbank Complex	366,743	(284,976)	(1,168)	80,599

Meliadine mine	569,063	(245,700)	–	323,363

Canadian Malartic joint operation	478,542	(195,312)	(18,637)	264,593

Kittila mine	372,132	(169,884)	–	202,248

Total Northern Business	2,668,769	(1,196,249)	(19,805)	1,452,715

Southern Business:

Pinos Altos mine	244,283	(124,678)	–	119,605

Creston Mascota mine	77,762	(35,088)	–	42,674

La India mine	147,299	(68,137)	–	79,162

Total Southern Business	469,344	(227,903)	–	241,441

Exploration	–	–	(93,687)	(93,687)

Segments totals	$3,138,113	$(1,424,152)	$(113,492)	$1,600,469

Total segments income				$1,600,469

Corporate and other:

Amortization of property, plant and mine development				(631,101)

General and administrative				(116,288)

Finance costs				(95,134)

Gain on derivative financial instruments				107,873

Environmental remediation				(27,540)

Foreign currency translation loss				(22,480)

Other expenses				(48,234)

Income before income and mining taxes				$767,565

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   59

	Year Ended December 31, 2019

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Reversal	Segment Income (Loss)

Northern Business:

LaRonde mine	$552,204	$(215,012)	$–	$–	$337,192

LaRonde Zone 5 mine	80,365	(41,212)	–	–	39,153

Lapa mine	4,877	(2,844)	–	–	2,033

Goldex mine	197,020	(82,533)	–	–	114,487

Meadowbank Complex	221,652	(180,848)	(3,528)	–	37,276

Meliadine mine	270,258	(142,932)	–	345,821	473,147

Canadian Malartic joint operation	466,317	(208,178)	(189)	–	257,950

Kittila mine	260,323	(142,517)	–	–	117,806

Total Northern Business	2,053,016	(1,016,076)	(3,717)	345,821	1,379,044

Southern Business:

Pinos Altos mine	249,577	(130,190)	–	–	119,387

Creston Mascota mine	78,023	(35,801)	–	–	42,222

La India mine	114,276	(65,638)	–	–	48,638

Total Southern Business	441,876	(231,629)	–	–	210,247

Exploration	–	–	(101,062)	–	(101,062)

Segments totals	$2,494,892	$(1,247,705)	$(104,779)	$345,821	$1,488,229

Total segments income					$1,488,229

Corporate and other:

Amortization of property, plant and mine development					(546,057)

General and administrative					(120,987)

Finance costs					(105,082)

Gain on derivative financial instruments					17,124

Environmental remediation					(2,804)

Foreign currency translation loss					(4,850)

Other income					13,169

Income before income and mining taxes					$738,742

60   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out total assets by segment:

	As at December 31, 2020	As at December 31, 2019

Northern Business:

LaRonde mine	$852,171	$794,503

LaRonde Zone 5 mine	71,545	66,553

Goldex mine	296,713	295,139

Meadowbank Complex	1,037,459	883,422

Meliadine mine	2,198,564	2,139,845

Canadian Malartic joint operation	1,542,916	1,548,564

Kittila mine	1,590,795	1,317,322

Total Northern Business	7,590,163	7,045,348

Southern Business:

Pinos Altos mine	458,786	521,713

Creston Mascota mine	8,008	28,833

La India mine	228,120	264,498

Total Southern Business	694,914	815,044

Exploration	434,809	462,789

Corporate and other	894,869	466,704

Total assets	$9,614,755	$8,789,885

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2020 and December 31, 2019:

	Canadian Malartic Joint Operation	Exploration	Total

Cost	$597,792	$60,000	$657,792

Accumulated impairment	(250,000)	–	(250,000)

Carrying amount	$347,792	$60,000	$407,792

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   61

The following table sets out capital expenditures by segment:

	Year Ended December 31,

	2020	2019

Northern Business:

LaRonde mine	$109,262	$81,831

LaRonde Zone 5 mine	9,823	8,441

Goldex mine	36,753	41,356

Meadowbank Complex	162,339	267,319

Meliadine mine	125,955	165,389

Canadian Malartic joint operation	52,642	83,051

Kittila mine	199,115	171,908

Total Northern Business	695,889	819,295

Southern Business:

Pinos Altos mine	24,482	39,421

La India mine	21,626	13,881

Total Southern Business	46,108	53,302

Corporate and other	17,345	10,067

Total capital expenditures	$759,342	$882,664

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,

	2020	2019

Canada	$2,296,637	$1,792,693

Mexico	469,344	441,876

Finland	372,132	260,323

Total revenues from mining operations	$3,138,113	$2,494,892

Note:

(i)
Presented based on the location of the mine from which the product originated.

62   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out non-current assets by geographic area:

	As at December 31, 2020	As at December 31, 2019

Canada	$6,168,927	$5,571,885

Mexico	736,908	787,943

Finland	1,447,157	1,220,188

Sweden	13,812	13,812

United States	763	2,497

Total non-current assets	$8,367,567	$7,596,325

23. IMPAIRMENT

Goodwill impairment tests

Canadian Malartic Joint Operation

The estimated recoverable amount of the Canadian Malartic joint operation CGU as at December 31, 2020 and 2019 was determined on the basis of fair value less costs to dispose of the Canadian Malartic mine. The estimated recoverable amount of the Canadian Malartic mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine, consisting of both open pit and underground operations, using a nominal discount rate of 6.40% (2019 – 5.00%). The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $1,800 to $1,900 per ounce and long-term gold prices of $1,500 per ounce (in real terms) (2019 – short-term gold prices of $1,400 to $1,500 and long term gold prices of $1,350), foreign exchange rates of US$0.78:C$1.00 (2019 – US$0.76:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0% (2019 – 2.0%), and capital, operating and reclamation costs based on applicable life of mine plans. Certain mineralization was valued by a cashflow extension approach where the mineralization is expected to have sufficiently similar economics to the mineralization of the Canadian Malartic mine.

At December 31, 2020 and 2019, the Canadian Malartic joint operation segment estimated recoverable amount exceeded its carrying amount. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

CMC Exploration Assets

As a result of the acquisition of the additional 50.0% of the CMC Exploration Assets on March 28, 2018, the Company separated the CMC Exploration Assets from the Canadian Malartic joint operation into a distinct goodwill test performed for the Exploration segment as at December 31, 2020 and 2019. The estimated recoverable amount of the CMC Exploration Assets CGU was calculated by reference to comparable market transactions or by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 8.10% (2019 – 7.80%). The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,500 per ounce (in real terms) (2019 – $1,350), foreign exchange rates of US$0.78:C$1.00 (2019 – US$0.76:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0% (2019 – 2.0%), and capital, operating and reclamation costs based on applicable life of mine plans. At December 31, 2020 and 2019, the CMC Exploration Assets CGU estimated recoverable amount exceeded its carrying amount.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   63

Impairment reversal

In 2020, the Company did not identify any indicators of impairment reversal on long-lived assets.

In 2019, the Meliadine mine achieved commercial production upon the completion of a two-year construction period that was characterized by higher risk due to uncertainty of completing the project according to plan, on time and within allocated capital plan. Subsequent to the commercial production, which was achieved ahead of schedule, the Company continued to ramp up the mine for a period of time and observed that the asset performed within expectations, resulting in a reduction of the specific risk premium embedded in the calculation of the discount rate previously applied in the calculation of the recoverable amount. The reduced risk premium in conjunction with other factors that steadily improved over time, including the updated life of mine plans, long-term gold prices and increased geological confidence with respect to certain mineralization, represented an observable indication that the recoverable amount of the CGU had significantly increased. There is significant judgement involved in the determination of whether a previously recognized impairment loss should be reversed.

The estimated recoverable amount of the Meliadine mine CGU as at December 31, 2019 was determined on the basis of fair value less costs to dispose and calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 5.10%. The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $1,400 to $1,500 per ounce and long-term gold prices of $1,350 per ounce (in real terms), an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life of mine plans. As the Meliadine mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $345.8 million ($223.4 million net of tax) was recognized in the impairment reversal line item in the consolidated statements of income. This impairment reversal in 2019, in combination with an impairment reversal recognized in 2016 of $83.0 million ($53.6 million net of tax), represented the full reversal of prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Key Assumptions

The determination of the recoverable amount with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

  •
  Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction;

  •
  Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;

  •
  Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions;

  •
  Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management's expected development plans; and

64   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  •
  Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited economic study has been completed.

24. INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,

	2020	2019

Current income and mining taxes	$180,202	$112,981

Deferred income and mining taxes:

Origination and reversal of temporary differences	75,756	152,595

Total income and mining taxes expense	$255,958	$265,576

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,

	2020	2019

Combined federal and composite provincial tax rates	26%	26%

Expected income tax expense at statutory income tax rate	$199,568	$192,073

Increase (decrease) in income and mining taxes resulting from:

Mining taxes	94,511	92,200

Impact of foreign tax rates	(7,471)	(14,915)

Permanent differences	(19,197)	(2,450)

Impact of foreign exchange on deferred income tax balances	(11,453)	(1,332)

Total income and mining taxes expense	$255,958	$265,576

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   65

The following table sets out the components of Agnico Eagle's net deferred income and mining tax liabilities:

	As at December 31, 2020	As at December 31, 2019

Mining properties	$1,390,600	$1,293,863

Net operating and capital loss carry forwards	(100,026)	(167,139)

Mining taxes	(90,706)	(71,507)

Reclamation provisions and other liabilities	(163,807)	(107,075)

Total deferred income and mining tax liabilities	$1,036,061	$948,142

	As at December 31, 2020	As at December 31, 2019

Deferred income and mining tax liabilities – beginning of year	$948,142	$796,708

Income and mining tax impact recognized in net income	76,197	152,006

Income tax impact recognized in other comprehensive income and equity	11,722	(572)

Deferred income and mining tax liabilities – end of year	$1,036,061	$948,142

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2020	As at December 31, 2019

Net capital loss carry forwards	$–	$56,003

Other deductible temporary differences	214,520	296,425

Unrecognized deductible temporary differences and unused tax losses	$214,520	$352,428

The Company had previously unused tax credits of $12.7 million as at December 31, 2019 for which a deferred tax asset has not been recognized. The unused tax credits expired on December 31, 2020.

The capital loss carry forwards have been recognized as a deferred tax asset as at December 31, 2020. The capital loss carry forwards and other deductible temporary differences have no expiry date.

66   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has $411.4 million (2019 – $276.8 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

25. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2020, employee benefits expense recognised in the statements of income was $657.0 million (2019 – $636.8 million). In 2020 and 2019, there were no related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

The following table sets out the compensation of key management personnel:

	Year Ended December 31,

	2020	2019

Salaries, short-term incentives and other benefits	$16,964	$14,553

Post-employment benefits	1,634	1,579

Share-based payments	28,631	24,130

Total	$47,229	$40,262

26. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2020, the total amount of these guarantees was $482.9 million.

Certain of the Company's properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements related to operating mines:

  •
  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine's operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs.

  •
  The Partnership is committed to pay a royalty on production or metal sales from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.

  •
  The Company is committed to pay a 5.0% net profits interest royalty on production from the Terrex property at the LaRonde mine in Quebec, Canada.

  •
  The Company is committed to pay a 2.0% net smelter return royalty on the metal sales from the LaRonde Zone 5 mine in Quebec, Canada.

  •
  The Company is committed to pay a 1.2% net smelter return royalty on sales from the Meliadine mine in Nunavut, Canada.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   67

  •
  The Company is committed to two royalty arrangements on production from the Amaruq satellite deposit at the Meadowbank Complex in Nunavut, Canada, a 1.4% net smelter return royalty and a 12.0% net profits interest royalty.

  •
  The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at the Pinos Altos and Creston Mascota mines and 0.5% at the La India mine.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

The Company had the following contractual commitments as at December 31, 2020, of which $69.5 million related to capital expenditures:

Contractual Commitments

2021	$96,146

2022	10,672

2023	5,629

2024	2,553

2025	2,496

Thereafter	4,206

Total	$121,702

27. SUBSEQUENT EVENTS

Dividends Declared

On February 11, 2021, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.35 per common share (a total value of approximately $84.9 million), payable on March 22, 2021 to holders of record of the common shares of the Company on March 1, 2021.

Acquisition of TMAC Resources Inc. ("TMAC")

On February 2, 2021, the Company completed the purchase of all the issued and outstanding shares of TMAC which owns and operates the Hope Bay mine, and also owns exploration properties in the Kitimeot region of Nunavut. The shares were acquired for approximately $226.0 million in cash consideration (C$2.20 per share). In connection with the transaction, TMAC's outstanding debt of $134.0 million was extinguished. The acquisition also triggered a one-time option to buy-back a 1.5% net smelter return royalty on Hope Bay from Maverix Metals Inc. which was purchased for $50.0 million. The Company is currently performing procedures to estimate the fair value of identifiable tangible and intangible assets acquired and liabilities assumed and to allocate the purchase price in the TMAC transaction, and will record the initial fair value estimates in the first quarter of 2021.

68   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars)